Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Ensysce Biosciences, Inc. on Form S-3 to be filed on or about October 23, 2026 of our report dated May 13, 2026, on our audits of the financial statements of Cy Biopharma, Inc. as of December 31, 2025 and 2024 and for each of the years then ended, which report was included in the Ensysce Biosciences, Inc. Form 8-K/A as filed on October 16, 2026. Our report includes an explanatory paragraph about the existence of substantial doubt concerning Cy Biopharma, Inc.’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP
Iselin, New Jersey
October 23, 2026